GK/AS/ 02 /2007

RECEIVED
2007 JAN -5 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC file: 82-5036

Płock, 2nd January 2007

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

07020111

SUPPL

Polski Koncern Naftowy

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 82/2006 to 93/2006;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

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PKN ORLEN SA
SEC File 82-5036

2007 JAN -5 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Citation from Agrofert
Released	17:39 13-Dec-06
Number	8569N

Receipt of a copy of the citation from the Arbitration Court submitted by Agrofert Holding a.s.
Regulatory announcement no 82/2006 dated December 13th, 2006

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN", "Company"), Central Europe's largest downstream oil company, announces that on 13th December 2006 it received from the Arbitration Court at the Economic Chamber of the Czech Republic and Agrarian Chamber of the Czech Republic in Prague, a copy of the citation submitted by Agrofert Holding a.s., headquartered in Prague, regarding the payment of compensation for damages caused by unfair competition, the illegal smearing of the good name of Agrofert Holding a.s., and for the failure to perform according to the agreements signed by PKN ORLEN and Agrofert Holding a.s. in the years 2003-2004.

The value of the claim in the dispute amounts to CZK 17,352,550,000 with interest (i.e. approximately PLN 2,363,417,310 based on CZK/PLN average exchange rates as of December 13th 2006, as stated by the National Bank of Poland) .
PKN ORLEN considers the Agrofert Holding a.s. claim to be groundless.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sending order of payment
Released	14:07 14-Dec-06
Number	9172N

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN sent order of payment for AB Mazeikiu Nafta shares

Regulatory announcement no 83/2006 dated 14 December 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company hereby informs that on 14 December 2006 PKN ORLEN and Yukos International UK B.V. ("Yukos International"), headquartered in the Netherlands, signed in a brokerage house in Vilnius irreversible orders in accordance of which:
- Yukos International transfers 379,918,411 shares of AB Mazeikiu Nafta ("Mazeikiu Nafta") to the account of PKN ORLEN,
- PKN ORLEN, as payment for the Mazeikiu Nafta shares, transfers USD 1,492 million (i.e. approximately PLN 4,287,709,600, based on the average USD/PLN exchange rates as of 14 December 2006, as stated by the National Bank of Poland) to the account of Yukos International.

The settlement of the transaction will be made through the Vilnius Stock Exchange on 15 December 2006.
On 26 May 2006, PKN ORLEN as the buyer, and Yukos International as the seller, concluded a share purchase and sale agreement (the "Agreement") related to the purchase by PKN ORLEN of a 53.7022% stake in the initial capital of Mazeikiu Nafta (the stake is equal to 379,918,411 common shares of Mazeikiu with a par value LTL 1 per share, i.e. approximately PLN 1.1 based on the average LTL/PLN exchange rates as of 14 December 2006, as stated by the National Bank of Poland).

The transaction closing orders took place after the fulfilling/renouncing by both PKN ORLEN and Yukos International of all of the preceding conditions as determined in the Agreement.
The performance of the Agreement was subject to the fulfillment of certain conditions precedent, i.e.
(a) the receipt of all consents, including the European Commission's concentration clearance, and
(b) the Government of the Republic of Lithuania's failure to exercise its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International.
The significant precedent conditions had been earlier presented in the regulatory announcement no 33/2005 dated 26 May 2006 and in the Regulatory announcement no 49/2006 dated 4 August 2006.

On 14 December 2006 the Extraordinary General Meeting of the Shareholders of Mazeikiu decided on personnel changes in the Mazeikiu Nafta Supervisory Council. Six persons indicated by PKN ORLEN have been appointed to the Supervisory Council of Mazeikiu Nafta: Mr. Marek Moroz, Mr. Czeslaw Bugaj, Mr. Marcin Wasilewski, Mr Piotr Kearney, Mr Wojciech Wroblewski, Mr. Rafal Zwierz as Members of the Supervisory Council. Mazeikiu Nafta Supervisory Council appointed from its Memebers Mr. Marek Moroz to the position of the Chairman of the Supervisory Council. Presently the Supervisory Council of Mazeikiu Nafta consists of nine persons.

In accordance with the resolutions of the Shareholder Agreement dated 9 June 2006, signed by PKN ORLEN with the Government of the Republic of Lithuania, which will come into force on 15 December 2006 - at the moment of the settlement of the transaction between PKN ORLEN and Yukos International, PKN ORLEN has the right to appoint eight members (from a total number of nine members) of the Mazeikiu Nafta Supervisory Council. It means that PKN ORLEN is authorized to appoint in future an additional two members of the Mazeikiu Nafta Supervisory Council.

The Mazeikiu Nafta Supervisory Council in its new composition may start its work from 14 December 2006. The above-described activities signify the beginning of the execution of the transaction for the purchase of the Mazeikiu Nafta shares by PKN ORLEN from Yukos International and from the Government of Lithuania. According to the current plan, PKN ORLEN will take operational control over Mazeikiu Nafta on 15 December 2006.

PKN ORLEN intention is that the Supervisory Council in its new composition appoint to the Mazeikiu Nafta Management Board six representatives of PKN ORLEN: Mr. Igor Chalupec, Mr Piotr Kownacki, Mr Jan

Maciejewicz, Mr Pawel Szymanski, Mr. Krystian Pater and also designated by PKN ORLEN Mr. Paul Nelson English – up till now the General Director of Mazeikiu Nafta.

In accordance with Lithuanian Law, Members of the Management Board of the mother company are not allowed to be Members of the Supervisory Council of the daughter company. Members of the Management Board of the mother company are allowed to be appointed as a Members of the Management Board of the daughter company. This fact is also caused by, different than in the Polish law, role of the Management Board in the Company's Corporate Governance. Most of the current operational management is made by the General Director and the competencies of the Management Board are focused on making the strategic decisions (similar to the role of the Supervisory Board in accordance to Polish law).

With reference to the policy accepted two years ago and used within the PKN ORLEN Group, persons delegated from PKN ORLEN to the Supervisory Council and Management Board of Mazeikiu Nafta will renounce any remuneration from that additional position.

See also: Regulatory announcement no 79/2006 dated 4 December 2006, Regulatory announcement no 76/2006 dated 29 November 2006, Regulatory announcement no 68/2006 dated 7 November 2006, Regulatory announcement no 58/2006 dated 26 September 2006, Regulatory announcement no 49/2006 dated 4 August 2006, Regulatory announcement no 47/2006 dated 13 July 2006, Regulatory announcement no 37/2006 dated 9 June 2006, Regulatory announcement no 33/2006 dated 26 May 2006 and also the record of the Internet transmission of The Extraordinary General Meeting of PKN ORLEN dated November 30th, 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 4 of the Regulation of the Polish Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities. (Journal of Laws No. 209, item 1744).

END

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SEC File
82-5036

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RECEIVED PKN ORLEN SA SEC File 82-5036

2007 JAN -5 A 9:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in MN Mgmt Board
Released	15:08 14-Dec-06
Number	9247N

Changes in the Mazeikiu Nafta Management Board
Regulatory announcement no 84/2006 dated 14 December 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company hereby informs, that on 14 December 2006 there was a meeting of the Supervisory Council of AB Mazeikiu Nafta ("Mazeikiu Nafta") composed of six Members indicated by PKN ORLEN and three indicated by the Government of the Republic of Lithuania.

The Supervisory Board of Mazeikiu Nafta during its meeting decided on personnel changes in the Mazeikiu Nafta Management Board: four up until now representatives of Yukos International UK B.V have been replaced by four persons indicated by PKN ORLEN. Mazeikiu Nafta Supervisory Council appointed to the Management Board of Mazeikiu Nafta Mr. Jan Maciejewicz, Mr. Pawel Szymanski, at the same time it appointed again to the Mazeikiu Nafta Management Board Mr Krystian Pater, and Mr. Paul Nelson English, up until now the General Director of Mazeikiu Nafta. Presently Mazeikiu Nafta Management Board consists of seven Members.

The Mazeikiu Nafta Management Board, with its new composition, may start work on 14 December 2006.

Moreover, the Supervisory Board of Mazeikiu Nafta appointed to the position of Chairman of the Supervisory Board Mr. Marek Moroz – a representative of PKN ORLEN.

In accordance with Lithuanian Law, Members of the Management Board of the mother company are not allowed to be Members of the Supervisory Council of the daughter company. This means that the Members of the PKN ORLEN Management Board cannot be appointed to positions as Members of the Mazeikiu Nafta Supervisory Council. They will be appointed as Members of the Mazikiu Nafta Management Board, what stems also from a different than in the Polish Law role of the management board in the Lithuanian company corporate governance. The majority of day-to-day operating management is conducted by the General Director of Mazeikiu Nafta. Competencies of Mazeikiu Nafta Management Board are directed to making strategic decisions (similar role as the supervisory board in the Polish Law).

With reference to the policy accepted two years ago and used within the PKN ORLEN Group, persons delegated from PKN ORLEN to the Supervisory Council and Management Board of Mazeikiu Nafta will renounce any remuneration from that additional position.

PKN ORLEN intention is that the Supervisory Council in its new composition appoint to the Mazeikiu Nafta Management Board two additional representatives of PKN ORLEN: Mr. Igor Chalupec and Mr Piotr Kownacki.

See also: Regulatory announcement no 83/2006 dated 14 December 2006, Regulatory announcement no 79/2006 dated 4 December 2006, Regulatory announcement no 76/2006 dated 29 November 2006, Regulatory announcement no 68/2006 dated 7 November 2006, Regulatory announcement no 58/2006 dated 26 September 2006, Regulatory announcement no 49/2006 dated 4 August 2006, Regulatory announcement no 47/2006 dated 13 July 2006, Regulatory announcement no 37/2006 dated 9 June 2006, Regulatory announcement no 33/2006 dated 26 May 2006 and also the record of the Internet transmission of The Extraordinary General Meeting of PKN ORLEN dated November 30th, 2006.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

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82-5036

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	MN shares purchased
Released	14:18 15-Dec-06
Number	0264O

PKN ORLEN shareholding in AB Mazeikiu Nafta

Regulatory announcement no 85/2006 dated 15 December 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company hereby informs that, on 15 December 2006, a transaction was settled through the Vilnius Stock Exchange in which PKN ORLEN purchased from Yukos International UK B.V. ("Yukos International"), headquartered in the Netherlands, 379,918,411 shares in AB Mazeikiu Nafta ("Mazeikiu Nafta"). It means that today PKN ORLEN became the formal holder of 379,918,411 shares of Mazeikiu Nafta.

Thanks to the settlement of this transaction the last of the preceding conditions, as determined in the Agreement for the purchase of Mazeikiu Nafta shares dated 9 June 2006, and signed by PKN ORLEN and the Government of the Republic of Lithuania, has been fulfilled. With reference to that Agreement, on 15 December 2006, in Vilnius, an over the counter transaction was settled in which PKN ORLEN purchased from the Government of the Republic of Lithuania 216,915,941 Mazeikiu Nafta shares.

As a result of the settlement of the transaction with Yukos International and The Government of the Republic of Lithuania, on 15 December 2006 PKN ORLEN became the holder of a total number of 596,834,352 shares of Mazeikiu Nafta. The par value of one Mazeikiu Nafta share amounts to LTL 1 (i.e. approximately PLN 1.10, based on average LTL/PLN exchange rates as of 15 December 2006, as stated by the National Bank of Poland). The Mazeikiu Nafta shares held by PKN ORLEN represent 84.36% of Mazeikiu Nafta's initial capital and entitles PKN ORLEN to 596,834,352 votes at the General Meeting of Shareholders of Mazeikiu Nafta, representing 84.36% of the total number of votes at the General Meeting of Shareholders of Mazeikiu Nafta.

The total price paid for the Mazeikiu Nafta shares purchased by PKN ORLEN from Yukos International amounted to USD 1,492,000,000 (i.e. approximately PLN 4,315,610,000.00, based on average USD/PLN exchange rates as of 15 December 2006, as stated by the National Bank of Poland). The price paid by PKN ORLEN for the Mazeikiu Nafta shares purchased from the Government of the Republic of Lithuania amounted to USD 851,828,900.31 (i.e. approximately PLN 2,463,915,094.15, based on average USD/PLN exchange rates as of 15 December 2006, as stated by the National Bank of Poland).

The book value of the Mazeikiu Nafta shares purchased by PKN ORLEN will be equal in the PKN ORLEN books to the purchase price including the costs associated with the transaction.

The share purchase was financed from financial resources including revolving credit, bridge credit, and PKN ORLEN's own financial resources. PKN ORLEN's purchase of Mazeikiu Nafta shares is of a long-term capital investment nature.

Yukos International is a holding company controlled by the foundation Stichting Administratiekantoor Yukos International.

Except in respect of the relationships referred to in the above mentioned agreements, no other relationship exists between PKN ORLEN and PKN ORLEN's managing or supervisory personnel, and the sellers of the Mazeikiu Nafta shares.

The Mazeikiu Nafta shares purchased by PKN ORLEN from Yukos International and The Government of the Republic of Lithuania constitutes "significant assets" due to the fact that the price paid for the shares by PKN ORLEN exceeds 10% of the value of PKN ORLEN's equity.

In reference to the settlement of the purchase transaction by PKN ORLEN of the shares of Mazeikiu Nafta

from Yukos International on 15 December 2006, the Shareholder's Agreement dated 9 July 2006 came into force. A description of the essential provisions of the Shareholder's Agreement was presented in Regulatory announcement no 33/2006, dated 26 May 2006.

In accordance with Lithuanian law, the exceeding by PKN ORLEN of the level of 40% of the total number of votes at the General Meeting of Shareholders of Mazeikiu Nafta, has obliged PKN ORLEN to announce a public mandatory tender offer for all Mazeikiu Nafta shares that belong to investors other than PKN ORLEN. Until the documents regarding the mandatory tender offer are approved by the Lithuanian Securities Commission, PKN ORLEN is not allowed to vote the total number of shares held at the General Meeting of shareholders of Mazeikiu Nafta. At this time, but for no longer than 100 days, the Government of the Republic of Lithuania will vote its shares held in Mazeikiu Nafta in accordance with PKN ORLEN's instructions. PKN ORLEN submitted to the Lithuanian Securities Commission, its motion for the approval of the documents regarding the mandatory tender offer.

Additionally Mazeikiu Nafta Supervisory Council on its today meeting appointed to the Mazeikiu Nafta Management Board two additional representatives of PKN ORLEN: Mr. Igor Chalupec and Mr Piotr Kownacki. Next Mazeikiu Nafta Management Board in its new composition appointed Mr. Igor Chalupec to the position of the President of the Mazeikiu Nafta Management Board. It should be underlined that, as it was underlined in the regulatory announcements no 83/2006 and 84/2006 dated 14 December 2006, Mazeikiu Nafta Management Board competencies are focused on making strategic decisions (the similar role has supervisory board in the Polish law). Presently Mazeikiu Nafta Management Board consists of seven members, including six indicated by PKN ORLEN and one indicated by The Government of the Republic of Lithuania.

See also: Regulatory announcement no 84/2006 dated 14 December 2006, Regulatory announcement no 83/2006 dated 14 December 2006, Regulatory announcement no 79/2006 dated 4 December 2006, Regulatory announcement no 76/2006 dated 29 November 2006, Regulatory announcement no 68/2006 dated 7 November 2006, Regulatory announcement no 58/2006 dated 26 September 2006, Regulatory announcement no 49/2006 dated 4 August 2006, Regulatory announcement no 47/2006 dated 13 July 2006, Regulatory announcement no 37/2006 dated 9 June 2006, Regulatory announcement no 33/2006 dated 26 May 2006 and also the record of the Internet transmission of The Extraordinary General Meeting of PKN ORLEN dated November 30th, 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 1 and 4 of the Regulation of the Polish Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities. (Journal of Laws No. 209, item 1744).

The Management Board of PKN ORLEN S.A.

PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKN ORLEN rating
Released	07:00 18-Dec-06
Number	0676O

PKN ORLEN SA
SEC File
82-5036

Fitch Ratings downgraded rating for PKN ORLEN
Regulatory announcement no 86/2006 dated 16 December 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company hereby informs that, on 15 December 2006 Fitch Ratings ("Agency") has downgraded PKN ORLEN S.A.'s long-term international credit rating from "BBB/negative watch" to "BBB-/negative outlook". Agency affirmed PKN ORLEN SA short-term rating at 'F3'.

The change of Fitch Ratings rating for PKN ORLEN reflects an expected periodical increase of the Company's net debt after the acquisition of Lithuanian company Mazeikiu Nafta AB ("Mazeikiu Nafta") to the level of 2.5x-3.0x EBITDA.

PKN ORLEN Managements Board expects that the Company's net debt will return to the the target level between 1.5x-2.0x EBITDA in three years time, and that expected significant growth in value for shareholders from the realized acquisition justifies the periodical increase of the Company's debt.

See also regulatory announcement no 3/2002 dated 4 January 2002.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	OD will purchase stations
Released	07:00 20-Dec-06
Number	2868O

Regulatory announcement no 87/2006 dated 19 December 2006

Orlen Deutschland AG has received corporate approvals for the purchase of petrol stations

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company hereby informs that on 19 December 2006, Orlen Deutschland AG ("Orlen Deutschland") - a subsidiary of PKN ORLEN, received all corporate approvals for the purchase from Deutsche BP AG ("Deutsche BP") of 58 retail petrol stations situated in Northern Germany. The total price for the purchased petrol stations amounts to EUR 7.6 million (i.e. approximately PLN 28.9 million based on average EUR/PLN exchange rates as of 19 December 2006, as stated by the National Bank of Poland). It will be paid for by Orlen Deutschland from its own financial resources and supported by existing credit lines.

The purchase of the petrol stations by Orlen Deutschland from Deutsche BP will be executed on the date of Orlen Deutschland receiving approval from the German Antimonopoly Authority to realize this transaction.

PKN ORLEN holds 100% of the total number of votes at the General Meeting of Shareholders of Orlen Deutschland.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Filing of a Motion
Released	07:00 27-Dec-06
Number	6363O

Regulatory announcement no 88/2006, dated 22 December 2006

PKN ORLEN received notice of the Russian bankruptcy receiver of Yukos Oil Company filing of a motion.

The Management Board of Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN") hereby informs that on 22 December 2006 PKN ORLEN received notice of the Russian bankruptcy receiver of Yukos Oil Company (the "Receiver") filing of a motion ("Motion") with the US Bankruptcy Court in New York ("US Court") on 21 December 2006. Furthermore, the Motion was accompanied by a copy of the US Court's decision dated 22 December 2006 that a hearing has been set for 29 December 2006 in connection with the Receiver's Motion.

According to the Motion, the Receiver requested the US Court to obligate Yukos International UK B.V. ("Yukos International") to evidence that Yukos International does comply with the US Court's order dated 26 May 2006 (the "Order") which regulated the distribution of proceeds from the sale of shares in AB Mazeikiu Nafta to PKN ORLEN. The Receiver requested that, if Yukos International fails to evidence that its actions are in compliance with the Order, the US Court adjudicated damages from Yukos International as well certain affiliated entities of Yukos International and PKN ORLEN. The requested value of damages has not been defined in the Motion.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Signing the agreement
Released	17:07 28-Dec-06
Number	7511O

Regulatory announcement no 89/2006 dated 28 December 2006

Signing the agreements with Orlen PetroCentrum

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 28 December 2006 it signed two one-year agreements with Orlen PetroCentrum Sp. z o.o. („Orlen PetroCentrum"). The agreements were signed for the sale by PKN ORLEN of gasoline and diesel oil to Orlen PetroCentrum for the period 1 January 2007 to 31 December 2007.
The total estimated value of the first agreement amounts to approximately PLN 3,604,000,000 and the estimated value of the second agreement amounts to approximately PLN 522,000,000.
The total value of both agreements amounts to approximately PLN 4,126,000,000.

PKN ORLEN holds 100% of shares in Orlen PetroCentrum.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreements signed by PKN ORLEN constitutes a "significant agreements" due to the fact that their total value within the termination period exceeds 10% of PKN ORLEN's equity.

See also: Regulatory announcement no 1/2006 dated 4 January 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with BP Polska
Released	07:00 02-Jan-07
Number	8162O

Regulatory announcement no 90/2006 dated 29 December 2006

Signing the agreement with BP Polska

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 29 December 2006 it signed a one-year agreement with BP Polska Sp. z o.o. ("BP Polska"). The agreement was signed for the sale by PKN ORLEN of gasoline and diesel oil to BP Polska for the period 1 January 2007 to 31 December 2007.
The total estimated value of the agreement amounts to approximately PLN 4,404,000,000.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreement signed by PKN ORLEN constitutes a "significant agreement" due to the fact that its value within the termination period exceeds 10% of PKN ORLEN's equity.

See also: Regulatory announcement no 2/2006 dated 4 January 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with Shell Polska
Released	07:00 02-Jan-07
Number	8163O

Regulatory announcement no 91/2006 dated 29 December 2006

Signing the agreement with Shell Polska

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 29 December 2006 it signed a one-year agreement with Shell Polska Sp. z o.o. („Shell Polska"). The agreement was signed for the sale by PKN ORLEN of gasoline and diesel oil to Shell Polska for the period 1 January 2007 to 31 December 2007.
The total estimated value of the agreement amounts to approximately PLN 3,883,000,000.

In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreement signed by PKN ORLEN constitutes a "significant agreement" due to the fact that its value within the termination period exceeds 10% of PKN ORLEN's equity.

See also: Regulatory announcement no 3/2006 dated 4 January 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Cancelling date of hearing
Released	07:00 02-Jan-07
Number	8164O

Regulatory announcement no 92/2006 dated 29 December 2006

US Court cancels the date of the hearing regarding the motion of the Russian bankruptcy receiver of Yukos Oil Company

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 28 December 2006 it received a notice in which PKN ORLEN was informed that the hearing with the US Bankruptcy Court in New York ("US Court") regarding the motion of the Russian bankruptcy receiver of Yukos Oil Company set for 29 December 2006 had been cancelled. PKN ORLEN disclosed the date of this hearing in regulatory announcement no 88/2006 dated 23 December 2006.

If the US Court decides that the hearing is still necessary it has until 16 January 2007 to be held.

See also: Regulatory announcement no 88/2006 dated 23 December 2006.

This announcement has been prepared pursuant to Article 56 section 5 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary agreements
Released	07:00 02-Jan-07
Number	8182O

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 93/2006 dated 30 December 2006

ORLEN PetroCentrum signed the agreements with ORLEN PetroTank

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby informs that on 29 December 2006 a PKN ORLEN's subsidiary - ORLEN PetroCentrum Sp. z o.o. („ORLEN PetroCentrum") signed two agreements with Orlen PetroTank Sp. z o.o. („Orlen PetroTank"). The agreements were signed for the sale of gasoline and diesel oil by ORLEN PetroCentrum to ORLEN PetroTank for the period 1 January 2007 to 31 December 2007.
The total estimated value of the agreements signed on 29 December 2006 amounts to:
- PLN 694 m in case of the first agreement,
- PLN 133 m in case of the second agreement.

Moreover, ORLEN PetroCentrum has concluded within the last twelve months with ORLEN PetroTank following agreements:

- on 30 December 2005 - an agreement for the sale of gasoline and diesel oil for the period 1 January 2006 to 31 December 2006 with its value amounting to approximately PLN 670 m,
- on 30 December 2005 - an agreement for the sale of gasoline and diesel oil for the period 1 January 2006 to 31 December 2006 with its value amounting to approximately PLN 137 m,
- on 30 June 2006 - an agreement for the sale of gasoline for the period 1 July 2006 to 31 July 2006, with its value amounting to approximately PLN 9 m,

The total, estimated value of all of the agreements concluded by ORLEN PetroCentrum with ORLEN PetroTank within the previous twelve months amounts to PLN 1 643 m.
In accordance with the "Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by the issuers of securities" the agreements signed by ORLEN PetroCentrum constitutes a "significant agreements" due to the fact that their total value within the termination period exceeds 10% of PKN ORLEN's equity.

PKN ORLEN holds 100% of shares in Orlen PetroCentrum and 90% of shares in ORLEN PetroTank.

This announcement has been prepared pursuant to par. 5 section 1 subsection 3 and § 9 of the Regulation of the Minister of Finance dated October 19th, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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